

GRUPO
HERDEZ.



03050614

03 MAY 19 AM 7:21

May 04th, 2003.

82-3818

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding to the period 1st. Quarter 2003 at March 31 of 2003 and 2002. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal. FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

5/27

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **1** Year: **2003**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,451,213**	100	**4,126,904**	100
2	**CURRENT ASSETS**	**2,258,317**	**51**	**1,905,609**	**46**
3	CASH AND SHORT-TERM INVESTMENTS	18,653	0	158,810	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	737,437	17	659,472	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	371,211	8	264,202	6
6	INVENTORIES	897,752	20	756,591	18
7	OTHER CURRENT ASSETS	233,264	5	66,534	2
8	**LONG-TERM**	**120,457**	**3**	**163,261**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	120,457	3	163,261	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,811,030**	**41**	**1,874,926**	**45**
13	PROPERTY	704,408	16	649,841	16
14	MACHINERY AND INDUSTRIAL	1,436,112	32	1,808,840	44
15	OTHER EQUIPMENT	270,418	6	159,070	4
16	ACCUMULATED DEPRECIATION	975,765	22	928,644	23
17	CONSTRUCTION IN PROGRESS	375,857	8	185,819	5
18	**DEFERRED ASSETS (NET)**	**261,409**	**6**	**183,108**	**4**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,313,295**	100	**1,966,606**	
21	**CURRENT LIABILITIES**	**877,524**	**38**	**922,251**	**47**
22	SUPPLIERS	287,475	12	247,490	13
23	BANK LOANS	438,458	19	478,135	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	21,778	1	110,710	6
26	OTHER CURRENT LIABILITIES	129,813	6	85,916	4
27	**LONG-TERM LIABILITIES**	**1,034,098**	**45**	**675,091**	**34**
28	BANK LOANS	1,034,098	45	675,091	34
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**384,239**	**17**	**349,091**	**18**
32	**OTHER LIABILITIES**	**17,434**	**1**	**20,173**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,137,918**		100 **2,160,298**	
34	**MINORITY INTEREST**	**512,996**	**24**	**517,249**	**24**
35	**MAJORITY INTEREST**	**1,624,922**	**76**	**1,643,049**	**76**
36	**CONTRIBUTED**	**971,090**	**45**	**973,668**	**45**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,294	20	422,825	20
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	365,697	17	367,327	17
39	PREMIUM ON SALES OF SHARES	183,099	9	183,516	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**653,832**	**31**	**669,381**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,332,346	109	2,266,400	105
43	REPURCHASE FUND OF SHARES	163,878	8	165,371	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,873,770)	(88)	(1,807,060)	(84)
45	NET INCOME FOR THE YEAR	31,378	1	44,670	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**18,653**	100	**158,810**	100
46	CASH			0	0
47	SHORT-TERM INVESTMENTS	18,653	100	158,810	100
18	**DEFERRED ASSETS (NET)**	**261,409**	100	**183,108**	
48	AMORTIZED OR REDEEMED EXPENSES	261,409	100	183,108	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**877,524**	100	**922,251**	
52	FOREING CURRENCY LIABILITIES	40,458	5	180,230	20
53	MEXICAN PESOS LIABILITIES	837,066	95	742,021	80
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**129,813**		100 **85,916**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	129,813	100	85,916	100
27	**LONG-TERM LIABILITIES**	**1,034,098**	100	**675,091**	
59	FOREING CURRENCY LIABILITIES	391,098	38	334,402	50
60	MEXICAN PESOS LIABILITIES	643,000	62	340,689	50
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**384,239**	100	**349,091**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	384,239	100	349,091	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**17,434**	100	**20,173**	
68	RESERVES	17,434	100	20,173	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,873,770)**		100 **(1,807,060)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,873,770)	(100)	(1,807,060)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,380,793	983,358
73	PENSIONS FUND AND SENIORITY	9,550	0
74	EXECUTIVES (*)	16	16
75	EMPLOYERS (*)	2,047	1,946
76	WORKERS (*)	3,074	3,254
77	CIRCULATION SHARES (*)	421,719,763	422,555,963
78	REPURCHASED SHARES (*)	10,280,237	9,444,037

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,061,860**	**100**	**966,911**	**100**
2	COST OF SALES	639,539	60	564,907	58
3	**GROSS INCOME**	**422,321**	**40**	**402,004**	**42**
4	OPERATING	315,559	30	279,896	29
5	**OPERATING**	**106,762**	**10**	**122,108**	**13**
6	TOTAL FINANCING	36,830	3	7,774	1
7	**INCOME AFTER FINANCING COST**	**69,932**	**7**	**114,334**	**12**
8	OTHER FINANCIAL OPERATIONS	(6,902)	(1)	(2,102)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**76,834**	**7**	**116,436**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	25,717	2	35,085	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**51,117**	**5**	**81,351**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(962)	0	158	0
13	**CONSOLIDATED NET INCOME OF**	**50,155**	**5**	**81,509**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**50,155**	**5**	**81,509**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**50,155**	**5**	**81,509**	**8**
19	NET INCOME OF MINORITY INTEREST	18,777	2	36,839	4
20	**NET INCOME OF MAJORITY INTEREST**	**31,378**	**3**	**44,670**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,061,860**	**100**	**966,911**	**100**
21	DOMESTIC	986,210	93	901,489	93
22	FOREIGN	75,650	7	65,422	7
23	TRANSLATED INTO DOLLARS (***)	6,971	1	6,806	1
6	**TOTAL FINANCING COST**	**36,830**	**100**	**7,774**	**100**
24	INTEREST PAID	33,883	92	25,237	325
25	EXCHANGE LOSSES	8,259	22	0	0
26	INTEREST EARNED	1,136	3	3,129	40
27	EXCHANGE PROFITS	0	0	7,824	101
28	GAIN DUE TO MONETARY POSITION	(4,176)	(11)	(6,510)	(84)
8	**OTHER FINANCIAL OPERATIONS**	**(6,902)**	**100**	**(2,102)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(6,902)	(100)	(2,102)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**25,717**		100 **35,085**	100
32	INCOME TAX	35,063	136	88,301	252
33	DEFERED INCOME TAX	(9,346)	(36)	(53,216)	(152)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,168,046	1,074,345
37	NET INCOME OF THE YEAR	103,126	252,289
38	NET SALES (**)	4,721,797	4,230,958
39	OPERATION INCOME (**)	483,382	489,758
40	NET INCOME OF MAYORITY INTEREST(**)	130,642	159,610
41	NET CONSOLIDATED INCOME (**)	250,579	292,599

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**50,155**	**81,509**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	39,736	25,936
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**89,891**	**107,445**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(189,012)	272,015
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(99,121)**	**379,460**
6	CASH FLOW FROM EXTERNAL FINANCING	87,126	(35,774)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**87,126**	**(35,774)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(124,036)**	**(232,837)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(136,031)	110,849
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	154,684	47,961
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	18,653	158,810

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**39,736**	**25,936**
13	DEPRECIATION AND AMORTIZATION FOR THE	28,973	31,434
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	1,542	2,484
15	+ (-) NET LOSS (PROFIT) IN MONEY	8,259	(7,824)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	962	(158)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(189,012)**	**272,015**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(7,696)	100,463
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(47,429)	47,066
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(65,413)	135,933
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(14,477)	(60,091)
22	+ (-) INCREASE (DECREASE) IN OTHER	(53,997)	48,644
6	**CASH FLOW FROM EXTERNAL FINANCING**	**87,126**	**(35,774)**
23	+ SHORT-TERM BANK AND STOCK MARKET	90,367	(7,824)
24	+ LONG-TERM BANK AND STOCK MARKET	0	1,436
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(3,241)	(29,386)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(124,036)**	**(232,837)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,182)	(31,263)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(8,300)	(184,943)
36	(-) INCREASE IN CONSTRUCTIONS IN	(115,098)	50,783
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	544	(67,414)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** **2003**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.72	%	8.43	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.04	%	9.71	%
3	NET INCOME TO TOTAL ASSETS (**)	5.63	%	7.09	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.33	%	7.99	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.06	times	1.03	times
7	NET SALES TO FIXED ASSETS (**)	2.61	times	2.26	times
8	INVENTORIES ROTATION (**)	3.14	times	3.02	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	54	days	53	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.30	%	10.50	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.97	%	47.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.08	times	0.91	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.66	%	26.17	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	57.10	%	36.01	%
15	OPERATING INCOME TO INTEREST PAID	3.15	times	4.84	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.04	times	2.15	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.57	times	2.07	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.55	times	1.25	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98	times	0.97	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.13	%	17.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.47	%	11.11	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.80)	%	28.13	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.93)	times	15.04	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	6.69	%	79.43	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31		$ 0.38	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31		$ 0.38	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.85		$ 3.89	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.91	times	0.77	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.30	times	7.97	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

April 30, 2003

Members of the Board:

As you all know over the last quarter of this year the world economic environment, as much as the national, has been difficult. Never-the-less our sales volumes in units and value improved considerably compared to the same period last year.

Our net sales for this first quarter reached $1.0619 billion or 9.8% more than the same period last year, while the increase in total units was 28%.

Sales in value for equal lines, excluding sales from our recent association with Barilla, increased by 5.8% in real terms, while the case volume increased by more than 12% from 5.7 million to 6.4 million cases.

Our exports were boosted by the strength of the dollar to the peso reaching, in value, an increase of 15% in real terms, while in units the increase was by 7% for the first quarter.

However, our production costs increased by 13.2% due to different price increases of our main raw materials and packing materials, because of which our gross profit increased by only 5.1%.

Our operation margin decreased by two and a half percentage points during the first quarter while the operation profit increased to $106.8 million pesos, $15.3 million pesos less that the same quarter last year. Operation flow "EBITDA" also reduced by $17.8 million pesos from $153.5 to $135.7 million pesos.

Our net profits were $31.4 million pesos, $13.3 million pesos less than the same period last year, a reduction primarily because of the $16 million peso losses due to the exchange rate, since the dollar appreciated by 12.3% in real terms year on year.

Due to the price increases in our raw materials and packing materials, we felt the need to up our product prices with the goal of re-establishing the gross profit margins. This increase took place throughout March and because of that the quarter does not fully reflect most of its effect. We are hoping for a gradual increase in our margins in the next few months.

It's important to mention the lines which increased by unit by more than 15% through this quarter; mushrooms, fruits, eight-vegetable juices, chillies, sea foods, honeys and syrups, juices and nectars amongst others. Also, our most recent product launched, the fruit drink "Festin," has been excellently received by the market.

In March this year short term bank debt accounted for 29.8% of total debt compared to 41.4% last year, while national currency debt accounted for 70.7% of total debt compared to 57.2% in the first quarter of last year.

The increase in bank debt during the first quarter is due to investments under way on the complex "Duque de Herdez," in San Luis Potosi.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Our distribution center in this city began operating during the first quarter of the year and we are close to finishing the machinery and equipment installation in the Barilla Mexico plant which will begin operating at the end of the first half of this year.

Our results in units as much as in value have been good however we are not satisfied with our operative results. Be assured that the effect of the price increases put into place during March will be seen in the summer month results.

With an eye on the long term with continued investing in the market in order to re-establish our position as leaders;

TODAY, TOMORROW, FOREVER.

WITH ALL CONFIDENCE IT'S... HERDEZ

Lic. Enrique Hernández-Pons Torres
Presidente

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V..

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2002
PROJECTED BENEFIT OBLIGATION	(51,640)
PLAN ASSETS AT MARKET VALUE	9,511
UNAMORTIZED PRIOR SERVICE COST	20,528
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	5,914
PROJECTED NET LIABILITY	(15,687)
ACCUMULATED BENEFIT OBLIGATION	(40,556)
UNAMORTIZED TRANSITION ASSET	24,869
NET COST FOR THE PERIOD	$ 7,685

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,314	365,697	787,991
PREMIUM IN SALES OF SHARES	43,571	139,528	183,099
LEGAL RESERVE	33,486	37,384	70,870
RETAINED EARNINGS	1,206,171	1,055,305	2,261,476
REPURCHASE FUND	28,268	135,610	163,878
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,873,770)	(1,873,770)
NET INCOME	31,378	0	31,378
TOTAL	1,765,188	(140,246)	1,624,922

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 60,100 SHARES AT $4.0125 AVERAGE PRICE PER SHARE.
DURING 2002 570,000 MORE SHARES WERE ACQUIRED AT $3.8877 AVERAGE PRICE PER SHARE.
DURING 2003 WE SOLD 5,900 SHARES AT $3.4119 AVERAGE PRICE PER SHARE.
DURING 2003 332,200 MORE SHARES WERE ACQUIRED AT $3.6070 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	33,883
GAIN INTERESTS	1,136
EXCHANGE LOSS	8,259
GAIN ON NET MONETARY POSITION	(4,176)
TOTAL	36,830

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	1,354
IN LIABILITIES: IN DEFFERRED TAXES	398,993

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
Apr-02	8,526	8,526	104.261	99.231	1.0506	8,957	8,957
May-02	8,526	17,052	104.261	99.432	1.0485	8,940	17,897
Jun-02	8,525	25,577	104.261	99.917	1.0434	8,895	26,792
Jul-02	4,868	30,445	104.261	100.204	1.0404	5,065	31,857
Aug-02	4,868	35,313	104.261	100.585	1.0365	5,046	36,902
Sep-02	4,868	40,181	104.261	101.190	1.0303	5,016	41,918
Oct-02	18,763	58,944	104.261	101.636	1.0258	19,247	61,165
Nov-02	18,763	77,707	104.261	102.458	1.0175	19,091	80,256
Dec-02	18,763	96,470	104.261	102.904	1.0131	19,009	99,265
Jan-03	10,406	106,876	104.261	103.320	1.0091	10,501	109,766
Feb-03	10,406	117,282	104.261	103.607	1.0063	10,472	120,237
Mar-03	10,405	127,687	104.261	104.261	1.0000	10,405	130,642

AT MARCH 31, 2003 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	10,550
MONETARY LIABILITIES	40,000
NET POSITION	(29,450)

AT MARCH 31, 2003, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	3,880
MACHINERY AND EQUIPMENT	81,545
TOTAL	85,425

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

NOTA 10. INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

THE ADMINISTRATION OF THE GROUP PREPARES INTERNALLY FINANCIAL INFORMATION THAT IT WORKS AS A BASE TO EVALUATE AND MAKE DECISIONS, BECAUSE OF THAT WE PRESENT THE INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

	(MILLIONS PESOS)		
	2003		
	MÉXICO	ESTADOS UNIDOS	
NET SALES	986	76	1,062
OPERATING PROFIT	102	5	107
NET INCOME	30	1	31
DEPRECIATION AND AMORTIZATION	27	2	29
EBITDA	129	6	135
TOTAL ASSETS	4,172	279	4,451
TOTAL LIABILITIES	2,168	145	2,313

THE INFORMATION BY BUSSINES SEGMENTS IS THE SAME BECAUSE THE SECTOR IS ONLY FOOD PRODUCTOS TO HUMAN CONSUMPTION.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	1,100,000,000	99.99	91,371	773,400
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	328,960
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	99.99	64,500	97,152
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	94.49	20,350	30,385
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	83,281,111	99.99	73,576	96,197
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	3,000,000	50.00	30,000	52,913
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	49,686
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	99.99	35,460	59,126
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	99.87	40,000	47,004
10 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	49.95	88,874	131,466
TOTAL INVESTMENT IN SUBSIDIARIES				**627,734**	**1,666,289**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	123,802	120,457
TOTAL INVESTMENT IN ASSOCIATEDS				**123,802**	**120,457**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,786,746**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	167,447	29,586	137,861	342,440	138,073	342,228
MACHINERY	579,977	196,087	383,890	856,135	430,552	809,473
TRANSPORT EQUIPMENT	22,212	12,255	9,957	35,276	23,991	21,242
OFFICE EQUIPMENT	22,436	10,390	12,046	34,687	25,154	21,579
COMPUTER EQUIPMENT	30,135	20,981	9,154	8,443	3,979	13,618
OTHER	18,491	7,570	10,921	98,738	77,148	32,511
DEPRECIABLES TOTAL	**840,698**	**276,869**	**563,829**	**1,375,719**	**698,897**	**1,240,651**
NOT DEPRECIATION ASSETS						
GROUNDS	48,117	0	48,117	146,405	0	194,522
CONSTRUCTIONS IN PROCESS	332,729	0	332,729	43,128	0	375,857
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**380,846**	**0**	**380,846**	**189,533**	**0**	**570,379**
TOTAL	**1,221,544**	**276,869**	**944,675**	**1,565,252**	**698,897**	**1,811,030**

STOCK EXCHANGE CODI**HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Crédits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BBVA BANCOMER	31/01/2006	10.33	50,000	100,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	08/05/2003	10.35	75,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	10/04/2003	10.57	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	08/04/2003	11.05	47,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	10/04/2003	10.57	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	08/04/2003	11.05	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	27/06/2007	10.74	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	10.74	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	10.74	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	19/06/2007	10.74	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	11/12/2007	10.24	0	25,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	11/12/2007	10.24	0	56,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	11/12/2007	10.24	0	32,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	29/04/2003	10.30	34,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	08/04/2003	11.35	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	29/04/2003	10.30	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	08/05/2003	10.20	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	08/04/2003	11.50	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	08/04/2003	11.50	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	08/05/2003	10.10	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	08/05/2003	10.10	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	29/04/2003	10.50	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	29/04/2003	9.80	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	25/07/2007	3.91	0	0	0	0	0	0	0	161,834	0	0	0	0	0	0
GE. CAPITAL	29/08/2008	3.79	0	0	0	22,656	30,209	30,209	30,209	37,761	0	0	0	0	0	0
GE. CAPITAL	29/08/2008	3.79	0	0	0	17,802	23,736	23,736	23,736	29,668	0	0	0	0	0	0
TOTAL BANKS			**398,000**	**643,000**	**0**	**40,458**	**53,945**	**53,945**	**53,945**	**229,263**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS PROVEEDORES			287,475	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**287,475**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			129,813	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**129,813**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			815,288	**643,000**	**0**	**40,458**	**53,945**	**53,945**	**53,945**	**229,263**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,971	75,650	0	0	75,650
OTHER	0	0	0	0	0
TOTAL	**6,971**	**75,650**			**75,650**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	1,549	16,809	0	0	16,809
INVESTMENTS	10,008	108,600	0	0	108,600
OTHER	0	0	0	0	0
TOTAL	**11,557**	**125,409**			**125,409**
NET BALANCE	**(4,586)**	**(49,759)**			**(49,759)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**10,550**	**113,823**	0	0	**113,823**
LIABILITIES POSITION	**40,000**	**431,556**			**431,556**
SHORT TERM LIABILITIES POSITION	3,750	40,458	0	0	40,458
LONG TERM LIABILITIES POSITION	36,250	391,098	0	0	391,098
NET BALANCE	**(29,450)**	**(317,733)**			**(317,733)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA POSICION EN MONEDA EXTRANJERA FUE DE 10.7889

EL TIPO DE CAMBIO UTILIZADO PARA LA BALANZA DE DIVISAS FUE DE 10.8135

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,210,748	2,567,335	(356,587)	0.01	1,426
FEBRUARY	1,976,490	2,345,365	(368,875)	0.01	996
MARCH	2,079,827	2,529,502	(449,674)	0.01	1,754
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**4,176**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2003**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	3,662	226,735	2,861	431,245		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	936	68,959	1,076	120,137		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	597	59,148	744	117,910		MCCORMICK	GIGANTE
MARISCOS Y CARNES	875	90,473	870	179,898		CARLOTA	SORIANA
VARIOS	2,832	2,294	62	36,013		YAVAROS	ISSSTE
PASTAS Y SALSAS	2,850	60,350	2,670	101,007		BUFALO	
						BARILLA	
						YEMINA	
TOTAL		507,959		986,210			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			556	52,511	USA	HERDEZ	
JUGOS FRUTAS Y POST			7	839	CENTROAMERICA	DOÑA MARIA	
VEGETALES			159	14,550	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			56	7,364	EUROPA		
VARIOS			2	386			
T O T A L				75,650			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 412,203,207

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,046,063

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 417,603,069

Number of shares Outstanding at the Date of the NFEA: (Units) — 421,719,763

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 1 YEAR: 2003
RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2003 0

Number of shares Outstanding at the Date of the NFEAR (Units) 421,719,763

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **1** YEAR**2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	378,519,763	278,091,872	143,627,891	43,227	379,067
TOTAL			43,200,000	378,519,763	278,091,872	143,627,891	43,227	379,067

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
421,719,763
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	10,280,237	3.18498	3.50000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 12/05/200: 14:11

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. DANIEL BENJAMÍN MEJÍA ACEVEDO
DOMICILIO:	MONTE PELVOUX 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52-01-56-59
FAX:	52-01-57-84
E-MAIL:	dbma@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 12/05/200: 14:11

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2003**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.


C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMON Y FINANZAS


C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS

MEXICO, D.F., AT MAY 12 OF 2003